SEA BREEZE POWER CORP.

Suite 1400, 333 Seymour Street
Vancouver, BC, Canada V6B 5A6

July 8, 2005

United States Securities and Exchange Commission
100 F Street NE
Washington, DC
20549

RE:	Sea Breeze Power Corporation
Form 20-FR12G filed on July 7, 2005
File number 000-50566

Ladies and Gentlemen:

Sea Breeze Power Corporation hereby requests withdrawal of its Form 20‑FR12G and related exhibits accession number: 0000945234‑05‑000504 filed with the Securities and Exchange Commission on July 7, 2005, on the grounds the filing was made in error. As this is our annual report, the filing designation should have been 20‑F, as opposed to 20‑FR12G.

The filing was re-done on July 8, 2005 as a 20‑F accession number 000945234‑05‑000510.

If you should have any questions regarding this application, please contact Peter Kohl at (604) 689‑2991.

Sincerely,

Sea Breeze Power Corporation

By:	/s/ Peter Kohl
Peter Kohl
Controller